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January 20, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Mr. Era Anagnosti, Legal Branch Chief, Office of Financial Services

Re:                                                                             Henderson Group plc

Draft Registration Statement on Form F-4

Submitted November 23, 2016

CIK No. 0001274173

Dear Mr. Anagnosti:

On behalf of our client, Henderson Group plc (“Henderson” or the “Company”), we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form F-4 (the “Amended Draft Registration Statement”) to the Company’s draft registration statement on Form F-4 (the “Draft Registration Statement”), which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on EDGAR on November 23, 2016. The Amended Draft Registration Statement is marked to show changes from the Draft Registration Statement.

The changes reflected in the Amended Draft Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 20, 2016 (the “Comment Letter”). The Amended Draft Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. Henderson has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Janus Capital Group Inc. (“Janus”), regarding the Comment Letter.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Draft Registration Statement.

* * * *

General

1.                                      We note that the filing contains a significant number of blanks. Please note that when the missing information is provided, staff would need additional time to review such information and may have additional comments.

We acknowledge the Staff’s comment that the Draft Registration Statement contains a significant number of blank items and understand that the Staff will need time to review such disclosure when provided and may have additional comments on such disclosure.

Prospectus Cover Page

2.                                      Please disclose your share price, the implied value of the share consideration and the total merger consideration as of the date immediately before the merger was announced, as well as for a recent date. Also disclose the maximum number of shares you expect to issue. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K.

In response to the Staff’s comment the Company has revised the disclosure on the facing page and pages 3 and 18 of the Amended Draft Registration Statement.

Questions and Answers, page 1

How do I calculate the value of the merger consideration?, page 2

3.                                      Please expand the answer to state the implied value of the exchange ratio on the dates discussed.

In response to the Staff’s comment the Company has revised the disclosure on pages 3 and 18 of the Amended Draft Registration Statement.

Summary, page 15

4.                                      Briefly describe here the aspects of the Memorandum and Articles of Association that are being amended.

In response to the Staff’s comment the Company has revised the disclosure on page 31 of the Amended Draft Registration Statement.

Dai-ichi Agreements, page 23

5.                                      Please tell us whether the negotiation of Dai-ichi’s agreements and Dai-ichi’s representation in Janus’ board of directors impacted the ultimate terms of the merger deal such that Janus shareholders should be advised of potential conflicts of interest inherent in having a director designated by Janus’ largest shareholder, with interests in this merger that are different from those of other shareholders, participate in merger discussions, vote on the merger and be included in the board recommendation to shareholders to approve the merger.

The Staff is respectfully advised that the ultimate terms of the merger deal were not adversely impacted by the negotiation of Dai-ichi’s agreements or Dai-ichi’s representation in Janus’s board of directors.  Dai-ichi was not involved in the negotiation of the merger agreement, and Dai-ichi’s representative on the Janus board of directors was not involved in the negotiation of the merger agreement other than in his capacity as a director of Janus in the same manner as other non-executive directors of Janus.  Janus also notes that the Dai-ichi agreements were negotiated to provide Dai-ichi with comparable rights and obligations with respect to the combined company as Dai-ichi had under its existing agreement with respect to Janus.

Janus Henderson Amended Memorandum and Articles of Association, page 30

6.                                      Briefly describe here the aspects of the Memorandum and Articles of Association that are being amended.

In response to the Staff’s comment the Company has revised the disclosure on page 31 of the Amended Draft Registration Statement.

Selected Consolidated Financial Information of Janus, page 34

7.                                      We note in the introductory paragraph that the interim unaudited financial information for the six months ended September 30, 2016 and 2015 is derived from Janus’ interim unaudited financial statements incorporated by reference into this proxy statement/prospectus. Please expand your disclosure to clarify that the financial information for Janus for the six months ended September 30, 2016 was calculated by taking the unaudited condensed consolidated income statement of Janus for the nine months ended September 30, 2016, and subtracting the unaudited condensed consolidated income statement for the three months ended March 31, 2016.

In response to the Staff’s comment the Company has revised the disclosure on page 35 of the Amended Draft Registration Statement.

8.                                      We note that the most recent interim financial information presented in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 of Janus covers the nine months ended September 30, 2016. Please revise your table to also include the nine months ended September 30, 2016 and 2015. Refer to Instruction 4 to Item 301 of Regulation S-K.

In response to the Staff’s comment the Company has revised the disclosure on page 36 of the Amended Draft Registration Statement.

9.                                      We note that gross fee and deferred income, as presented in your table, do not correspond to the captions presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 of Janus (e.g. total revenue). Please revise to conform the captions to be consistent between the filings and with the historical Janus information presented on pages 253 to 255.

The caption gross fee and deferred income within the Selected Consolidated Financial Information of Janus table on page 36 of the Amended Draft Registration Statement has been revised to total revenue, which conforms with the caption presented in Janus’ Annual Report on Form 10-K for the fiscal year ended December 31 2015.

10.                               Your presentation of net fee income (loss) appears to be a non-GAAP measure. Please remove this measure from your table or revise to provide the disclosures required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment the Company has revised the disclosure on page 36 of the Amended Draft Registration Statement.

The Merger

Background of the Merger, page 84

11.                               Please expand your disclosure to clarify how the exchange ratio and ownership split was determined and how they evolved through the various revisions of the preliminary term sheet and draft merger agreement, and disclose how the exchange ratios compared to the trading price of Janus at the time. In this regard, we note that while Janus’ asset size is greater than Henderson’s, Janus’ shareholders will own 43% of the stock post-merger.

The disclosure on pages 91, 92 and 94 of the Amended Draft Registration Statement has been revised in response to the Staff’s comment.

12.                               In the seventh paragraph of your disclosure on page 86, please discuss what the business rationale of a potential transaction with Henderson was, and expand your discussion on why a potential transaction with Henderson was considered a cultural and strategic fit. In connection the Janus’ board September 8, 2016 meeting, please disclose what other attractive strategic transactions would have been reasonably available to Janus.

The disclosure on pages 88 and 92 of the Amended Draft Registration Statement has been revised in response to the Staff’s comment.

13.                               Please expand the fourth full paragraph on page 91 relating to the September 27, 2016 meeting to describe the mechanism to calculate the exchange ratio.

The disclosure on page 94 of the Amended Draft Registration Statement has been revised in response to the Staff’s comment.

Janus’ Reasons for the Merger; Recommendation of the Janus Board, page 92

14.                               Please elaborate on each of the bullet points as necessary for the shareholders to understand how consideration of the listed factors impacted the decision of Janus’ board to approve the merger and to recommend it to its shareholders for their approval. For example, some of the reasons appear conclusory and do not provide an insight as to why the board believed that the management of both companies would “successfully integrate the two companies” or what the risks and uncertainties of Janus existence as an independent company were. Please note that these examples are not exclusive. In summarizing the board’s analysis for each of these material factors, please disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the merger agreement.

The disclosure on pages 95 through 97 of the Amended Draft Registration Statement has been revised in response to the Staff’s comment.  With respect to the Staff’s request to “disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the merger agreement”, Janus respectfully directs the Staff’s attention to the disclosure on pages 98 through 100 of the Amended Draft Registration Statement.

Opinion of Janus’s Financial Advisor, page 103

15.                               We note the disclosure in the fourth bullet point on page 104 that Loeb Spencer House “reviewed various internal forward-looking financial data and other data provided to it by the management of Henderson relating to the business of Henderson.” Please disclose the projections Henderson shared with Janus’ financial advisor.

In response to the Staff’s comment the Company has revised the disclosure on page 106 of the Amended Draft Registration Statement.

Interests of Janus Directors and Executive Officers in the Merger, page 112

Janus Retention and Closing Bonus Programs; Redundancy Agreements, page 117

16.                               Briefly describe the nature of the redundancy agreements and whether any of the Janus’ executive officers will receive any payments thereunder. If so, please tell us whether you intend to file these agreements as exhibits to the registration statement.

The Staff is respectfully advised that none of the executive officers of Janus will receive redundancy agreements in connection with the merger. The change in control and severance agreements with Janus’ executive officers are described earlier on pages 121 through 123 of the Amended Draft Registration Statement. References on page 117 of the Draft Registration Statement and elsewhere to the redundancy agreements have been removed.

Business of Henderson, page 164 AUM Diversification, page 167

17.                               We note on pages 167 and 169 that you present your assets under management (“AUM”) in pound sterling. Please revise here, and throughout MD&A, to present this information in U.S. dollars.

In response to the Staff’s comment the Company has revised the disclosure on pages 174 and 176 of the Amended Draft Registration Statement.

Seasonality, page 169

18.                               We note at the top of page 170 that finance income includes movements on seed capital investments. Please revise to clarify what finance income represents and how it relates to seasonality.

In response to the Staff’s comment the Company has revised the disclosure on page 177 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Henderson, page 174

19.                               We note that on October 27, 2016, Janus filed a Rule 425 communication relating to Henderson’s 3rd quarter 2016 trading statement. Please include similar disclosure in the registration statement, as the information appears to be material for purposes of the shareholders making an informed voting decision. For guidance, please see Securities Act Rule 408. Otherwise, please provide us with a legal analysis explaining why you would not be required to disclose this information.

In response to the Staff’s comment the Company respectfully submits that, prior to requesting effectiveness of the Company’s registration statement on Form F-4, the Company will update the registration statement to include full year results for the fiscal year ended December 31, 2016. This disclosure will include information on assets under management as of December 31, 2016, which will supersede the information included in Henderson’s 3rd quarter 2016 trading statement. As such, Henderson has not included the disclosure from the 3rd quarter 2016 trading statement in the Amended Draft Registration Statement.

Assets Under Management, page 175

20.                               We note your discussion on page 177 stating that management fee revenues are generally based upon a percentage of the market value of assets under management. Please revise your tabular presentation of AUM by channel and product type to also quantify the weighted average management fee rate. In addition, expand your disclosure on page 177 (i.e. Management Fees) to discuss any significant trends in your average fee rates that attributed to the increases or decreases in fees during the period. Provide conforming changes to your 2015 Summary, AUM, and Results of Operations starting on page 186.

In response to the Staff’s comment the Company has revised the disclosure on pages 202 and 203 of the Amended Draft Registration Statement to include weighted average management fee rate for the fiscal years ended December 31, 2015 and 2014, as well as a discussion of trends in management fee rate. The Company respectfully submits that it intends to disclose average management fee rates by capability on an annual basis. It believes that quarterly changes in management fee rates are unlikely to highlight meaningful long term underlying business trends. It also submits that capability is a preferable measure of weighted average management fee rate, as this better reflects how the business is managed, and is more closely aligned with the business commentary and investment performance disclosure.

21.                               We note that your performance fees are specified for certain funds based on investment performance compared to an established index over a contractual period. Please revise to address the following:

•                                          Quantify (in tabular format) the amount of AUM by channel and product type subject to performance fees for each period provided.

•                                          Expand your disclosure to provide a list of your significant funds (by channel and product type) that are eligible to earn performance fees, along with additional quantitative and/or qualitative information of those funds, including rate of return, contractual period (i.e. inception and maturity date), hurdle rate necessary to record performance fee income, and performance relative to a benchmark index.

In response to the Staff’s comment the Company has revised the disclosure on page 204 of the Amended Draft Registration Statement to include performance fee information by product subject to performance fees. The Company respectfully submits that the determination as to whether performance fees are earned is made only with reference to the product range of the underlying fund. As such, the Company tracks performance fees by product range only and not by channel.

The Company respectfully submits that it does not view disclosure of performance fees attributable to individual funds to be material to an understanding of its business.

22.                               We note your tabular rollforward of AUM by channel and product type for the six months ended June 30, 2016 and 2015. Please revise to disaggregate your gross inflows and outflows, as well as your market appreciation/depreciation from the changes due to foreign exchange (“FX”). Provide conforming updates to your AUM rollforward for the years ended December 31, 2015 and 2014 on pages 189 and 190.

In response to the Staff’s comment the Company has revised the disclosure on pages 183 and 199 of the Amended Draft Registration Statement.

23.                               We note that your AUM had a negative market/FX change of $5.7 billion during the six months ended June 30, 2016. We also note your discussion of valuation of AUM beginning on page 176. Please expand your discussion to identify, and quantify where applicable, the significant drivers of change in valuation, such as specific geographic, currency, or industry concentrations and other factors specific to the performance of the funds.

In response to the Staff’s comment the Company has revised the disclosure on page 182 of the Amended Draft Registration Statement.

Non-GAAP Financial Measures, page 181

24.                               We note your presentation of non-GAAP financial measures (i.e. Adjusted revenues, adjusted operating income, adjusted net income attributable to Henderson, etc.) as a measure of profitability to evaluate ongoing operations. We also note your discussion of investment gains on page 180 that you recognized gains on disposal of the stake in TH Real Estate (“THRE”) and gains on disposal of property business seed investments in 2015, both of which are not recurring. Further, we note your discussion in footnote 4 on page 182 that you adjust to exclude the gain on disposal of the stake in THRE because they do not represent ongoing operations. Please clarify if you also adjust to exclude the gain on disposal of property business seed investments given your statement that they are not recurring. If not, please tell us why. Refer to Question 100.02 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Henderson invests corporate cash in a range of seed investments, including equities, fixed income, private equity and property and has recognised gains and losses in relation to these investments in each period. As a result, Henderson’s management believes that not adjusting for the gain recycled from the sale of these investments is consistent with the accounting for the seed investments and considers the sale of the property business as a separate transaction. This was highlighted in the MD&A to explain a fluctuation rather than to show it as a non-recurring activity. Henderson has revised the disclosure on page 189 of the Amended Registration Statement to state that “Investment gains decreased $39.2 million for the six months ended June 30, 2016 compared to the same period in 2015, primarily due to the gain on disposal of the 40% stake in THRE on June 1, 2015 not recurring and gains on disposal of Property business seed investments in ~~1H15, not recurring~~ the same period.”

25.                               We note the adjustments to arrive at adjusted net income attributable to Henderson and adjusted net income attributable to Henderson for diluted earnings per share. Explain to us where you included the related tax effects of your adjustments. Please note that income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the updated Compliance and Disclosure Interpretations on Non¬GAAP Financial Measures issued on May 17, 2016.

In response to the Staff’s comment the Company has revised the disclosure on pages 190 through 192 and 208 through 211 of the Amended Draft Registration Statement. The Company respectfully submits that the Draft Registration Statement included individual adjustments to net income attributable to Henderson disclosed net of tax. In response to the Staff’s comment the Company has separately explained the tax effect of all adjustments in a footnote.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 251

(b) Preliminary purchase consideration and allocation, page 257

26.                               We note your table on page 259 presenting the fair value and weighted-average useful life of identifiable intangible assets. We note that the identifiable investment management agreements have a fair value of $2.0 billion and an indefinite useful life. We also note your accounting policy on page F-16 stating that the agreements are with investment companies themselves, not with the underlying investors and are typically renewed indefinitely, whereas the definite-lived intangibles exist where the agreements are with the underlying investor. Please address the following:

•                                          Regarding the indefinite-lived agreements with the investment companies, tell us whether you consider a portion of the fair value of those investment agreements to be derived from the underlying investors of the investment companies rather than just from the agreement itself.

•                                          Disclose the key assumptions (e.g. customer growth/attrition rates, funds launched/liquidated, new commitments, etc.) you use in estimating the future cash flows in determining fair value of the indefinite-lived investment management agreements.

•                                          Tell us how you considered the competitive environment in which you operate in asserting your expectation that these agreements will continue to renew indefinitely.

•                                          Tell us if any of the investment companies or funds of the investment companies have a defined contractual period, maturity date or life cycle, and how this impacted your conclusion that the investment management agreements are indefinite-lived.

Advisory agreements for open-ended mutual funds (“funds”) are between the advisor and the fund. Open-end mutual funds are intended to be highly liquid investments. The pool of underlying investors is expected to change over time and the value of the portfolio of investments is expected to fluctuate. Individual investors are not expected to remain indefinitely. However, the investment management agreement allows for the pool of investors to turnover but continue to generate management fees indefinitely.

The valuation of these agreements is determined using a discounted cash flow analysis. Key assumptions included in the discounted cash flow model include net inflows/outflows of client investments, market appreciation/depreciation of the underlying investments, profitability, discount rate and terminal growth. For purposes of valuing the investment management agreements, the Company used a rate of growth in client asset inflows consistent with recent experience and market appreciation consistent with long-term historical market returns. These two key assumptions are the primary driver of the estimated fair value of the advisory agreements. Profitability is expected to remain in line with current average margins as a result of fee pressures offset by achieving scale through modest growth in assets and related management fees. The Company used a discount rate reflective of its cost of capital and terminal growth rate slightly above historical inflation. Henderson will include the above information in subsequent disclosures. In reviewing filings of other publicly traded asset managers it appears that specific information regarding growth rates and profitability are generally not disclosed.

The contracts to manage assets in proprietary open-end mutual funds without a contractual termination date are classified as indefinite-lived intangible assets based upon the following: (i) there is no legal or statutory limitation on the contract period to manage these investment products; (ii) Henderson expects to, and has the ability to operate these investment products indefinitely; (iii) the investment products have multiple investors and are not reliant on an individual investor or small group of investors for their continued operation; (iv) the current competitive environment does not indicate a finite life; and (v) there is a high likelihood of continued renewal based on historical experience. The assumption that contracts to manage proprietary open-end funds are indefinite-lived assets is reviewed at least annually or more frequently if facts and circumstances indicate that the useful life is no longer indefinite.

In assessing the expected useful life of the advisory agreements for open-ended mutual funds, Henderson considered the current and expected competitive environment. Open-ended mutual funds were first offered over 80 years ago and continue to be a popular investment vehicle. Like any mature product, open-ended mutual funds face competition from other investment vehicles. However, Henderson sees no indications that open-ended mutual funds will not continue to be a significant and viable product within the investment management industry.

Where You Can Find More Information, page 289

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, page 289

27.                               We note the performance fee revenue recognition policy included on page 59 of the Janus Capital Group Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 incorporated by reference and as filed on February 24, 2016. As it relates to performance fees, please address the following:

•                                          Tell us how revenue is recognized under the various fund structures, including the performance criteria, percentage hurdle rate and percentage of return Janus is entitled to in excess of the hurdle rate.

•                                          Clearly distinguish whether you apply Method 1 versus Method 2 as contemplated by ASC 605-20-S99-1.

•                                          Discuss the existence of clawback obligations or revenue reversals in future periods if fund performance declines below a defined hurdle rate, including which line item they are reflected in the Consolidated Balance Sheet.

•                                          Disclose the amount of cumulative revenues recognized, if any, that would be reversed if all of the existing investments became worthless where appropriate.

Janus applies Method 1 as contemplated by ASC 605-20-S99-1 when recognizing performance fees related to mutual funds and separate accounts.

The investment management fee paid by each mutual fund subject to a performance fee is the base management fee plus or minus a performance fee adjustment as determined by the relative investment performance of the fund compared to a specified benchmark index. Under the performance-based fee structure, the investment advisory fee paid by each fund consists of two components:  (1) a base fee calculated by applying the contractual fixed rate of the advisory fee to the fund’s average daily net assets during the previous month (“Base Fee”), plus or minus (2) a performance fee adjustment (“Performance Adjustment”) calculated by applying a variable rate of up to 0.15% (assuming constant assets) to the fund’s average daily net assets during the performance measurement period.  The performance measurement period begins as a trailing period ranging from 12 to 18 months, and each subsequent month is added to each successive performance measurement period until a 36 month period is achieved. At that point, the performance measurement period becomes a rolling 36 month period. The Performance Adjustment is calculated monthly in arrears and is accrued throughout the month.  The investment advisory fee is paid monthly in arrears.

When current net assets vary from net assets over the performance measurement period, the Performance Adjustment, as a percentage of current assets, may vary significantly, including at a rate more or less than 0.15% depending upon whether the net assets of the fund had been increasing or decreasing during the performance measurement period.  Under circumstances involving underperformance by a rapidly shrinking fund, the dollar amount of the Performance Adjustment could be more than the dollar amount of the Base Fee.  However, the amount by which the Performance Adjustment exceeds the Base Fee for each fund is insignificant both individually and in the aggregate.

Separate account performance fees are specified in certain client contracts and are based on investment performance as compared to an established benchmark index over a specified period of time. Performance fees are recognized at the end of the contractual period if the stated performance criteria are achieved. Certain separate account performance fees are subject to clawback of previously recognized fees. However, such amounts are and historically have been insignificant.

Audited Consolidated Financial Statements of Henderson, page F-1

Consolidated Statement of Changes in Equity, page F-6

28.                               We note your adjustment of $59.2 million and $54.3 million to Retained Earnings relating to a movement in stock-based compensation plan expense, net for the years ended December 31, 2015 and 2014, respectively, which substantively exceed the share-based compensation expense of $33.2 million and $39.4 million on the statement of cash flows on page F-5 for the years ended December 31, 2015 and 2014, respectively. Please tell us the nature of these adjustments, how they reconcile to share-based compensation expense on the statement of cash flows, and explain why they are presented as an adjustment to retained earnings. Provide us with the specific authoritative literature you used to support your accounting treatment.

Included in the adjustments of $59.2 million and $54.3 million to equity relating to a movement in stock-based compensation plan expense, net for the years ended December 31, 2015 and 2014, respectively are compensation costs related to equity classified stock-based compensation plans of $43.5 million and $42.3 million for the years ended December 31, 2015 and 2014, respectively, and the impact from the exercise of options of $15.7 million and $12.0 million for the years ended December 31, 2015 and 2014, respectively. Going forward, Henderson will rename the line to “other movements in stock-based compensation plans” to clarify.  Having assessed the requirements of ASC 718-10-35-2, which would suggest the amounts recognized in equity would be included in APIC, Henderson considered the fact that these financial statements will also be used to satisfy Jersey law requirements and additionally the Company’s current articles of association do not allow application of these amounts to APIC. Henderson has therefore applied the amounts to retained earnings.

In response to the Staff’s comment Henderson will revise the presentation in the Consolidated Statement of Cash Flows for all periods presented in its December 31, 2016 financial statements to present the non-cash impact from equity classified share-based compensation expense on a separate line item as follows:

	Year ended
	December 31,
	2015	2014
CASH FLOWS PROVIDED BY (USED FOR):
Operating activities:
Net income	$331.4	$511.0
Adjustments to reconcile net income to net cash provided by operating activities:
—amortization and depreciation	23.4	21.5
—deferred income taxes	-8.1	—
—share-based compensation expense	43.5	42.3
—losses from equity method investments	1	3.4
—gain on disposal of investment securities	-16.8	-6.1
—other losses on disposal	1.5	2.3
—contributions to Group pension plans in excess of costs recognized	-3.7	-8.7
—other non-cash movements in operating expenses	0.8	-11.6
—gain on sale of equity method investment	-18.9	-18.9
—gain on disposal of property business before tax and deal and separation costs	—	-245.3
Changes in assets and liabilities:
—OEIC and unit trust receivables and payables	—	-16
—other assets	43.8	-51.9
—other accruals and liabilities	-9.1	4.8
Cash provided by operating activities	388.8	226.8

A similar revision will be included in future interim reports.

Note 2 — Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-14

29.                               We note that performance fees are recognized when the prescribed performance hurdles are archived and it is probable that a few will be collected. Please address the following:

•                                          Disclose how revenue is recognized based under the various fund structures (e.g. pooled funds, hedge funds, segregated mandates, etc.). In doing so, clearly distinguish whether you apply Method 1 versus Method 2 revenue recognition criteria as contemplated by ASC 605-20-S99-1.

•                                          Tell us, and revise to clarify if applicable, if revenue can be reversed or clawed back in a future period if fund performance declines.

•                                          Disclose the amount of cumulative revenues recognized, if any, that would be reversed if all of the existing investments became worthless where appropriate.

•                                          Explain the circumstances where you recognized revenue where the amount is unbilled (i.e. accrued income). Quantify the amounts of accrued income related to your performance fees for each period end.

Revenue includes management fees and performance fees (including earned carried interest), net of rebates. Management fees are recognized in the accounting period in which the associated investment management service is provided. Performance fees for all fund ranges and segregated clients are recognized under Method 1, i.e. on crystallization and are therefore accounted for when the prescribed performance hurdles are achieved and it is probable that a fee will be collected as a result.

There are no performance fee contracts where revenue can be reversed or clawed back.

There are no cumulative revenues recognized that would be reversed if all of the existing investments became worthless.

Performance fees are accrued when the fee has crystallized and a reliable estimate of the amount can be made. The amount of accrued income relating to performance fees for each period end is as follows:

Fiscal year ended December 31, 2014	$35.5 million
Six months ended June 30, 2015	$44.1 million
Fiscal year ended December 31, 2015	$54.0 million
Six months ended June 30, 2016	$13.4 million

Note 4 — Consolidation, page F-19

30.                               We note your adoption of ASU 2015-02 with an effective adoption date of January 1, 2014. Please expand your disclosure to include the impact of the adoption on income from continuing operations, net income and cumulative effect of the change on retained earnings or net assets. In addition, tell us if the VIE versus VRE status of any entities changed as a result of the adoption, including a discussion of the factors causing the change. Refer to ASC 250-10-50-1.

In response to the Staff’s comment the Company respectfully submits the following. ASC 250-10-50-1 states that “in the fiscal period in which a change in accounting principle is made”, disclosures should be made to include the impact of the adoption on certain financial statement line items, together with the nature of and reason for the change. Henderson believes that, as it adopted U.S. GAAP for the first time as at January 1, 2014, the early adoption of ASU 2015-02 as at January 1, 2014 does not constitute a change in accounting principle and as such, the disclosure requirements of ASC 250-10-50-1 are not relevant to Henderson’s facts and circumstances.

***

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 230-4681 or send me an e-mail (Paul.Tropp@freshfields.com).

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:

Jessica Livingston

Hugh West

Robert Klein

(Securities and Exchange Commission)

Jacqui Irvine

(Henderson Group plc)

David W. Grawemeyer

(Janus Capital Group Inc.)

Peter D. Lyons

Matthew F. Herman

(Freshfields Bruckhaus Deringer US LLP)

Ralph Arditi

David C. Hepp

(Skadden, Arps, Slate, Meagher & Flom LLP)